Exhibit 99.1

Fuwei Films Announces Receipt of NASDAQ Compliance Letter

BEIJING, November 29, 2007 — Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL) (the "Company"), a manufacturer and distributor of high-quality BOPET plastic film located in China, today announced that it received a letter from the Nasdaq Stock Market ("Nasdaq") stating that the Company's recent appointment of new directors has allowed the Company to regain compliance with The Nasdaq Marketplace Rule 4350(a)(5) (the "Rule").

On October 30, 2007, Nasdaq had notified the Company that, as a result of the resignation of certain directors, it did not comply with the audit committee requirement for continued listing on The Nasdaq Global Market set forth in the Rule.

According to the letter received from Nasdaq, based on the information regarding the appointment of Mr. Tee Chuang Khoo to the Company's Board of Directors and audit committee, detailed in the submission to Nasdaq dated November 14, 2007 and in the Form 6-K filed with the United States Securities and Exchange Commission on November 27, 2007, Nasdaq has determined that the Company complies with the Rule and this matter is now closed.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's Website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel:   +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com